Vantiv, Inc.
December 9, 2016
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561
Attention: Jennifer Thompson

Re:	Vantiv, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Response Dated October 12, 2016

Dear Ms. Thompson:

Vantiv, Inc., a Delaware corporation (“Vantiv,” “we,” “our” or the “Company”), is submitting this letter in response to the written comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 9, 2016, with respect to Vantiv’s Form 10-Q filed with the Commission on July 28, 2016 for the fiscal quarter ended June 30, 2016 (SEC File No. 1-35462).

For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response.

Form 10-Q for the Fiscal Quarter Ended June 30, 2016

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Adjustments, page 33 of June 30, 2016 Form 10-Q

1.
We note your response to comment 7. In order to assist us in evaluating your response, please tell us the amounts included in your adjustments for “Transition, acquisition and integration costs” which relate to each of acquisition costs, transition costs and integration costs, separately. Please provide us with more detailed descriptions of the exact nature of each type of cost included in these adjustments, including costs you describe as “related personnel costs” and costs of “other transition activities”. Please provide this information for your non-GAAP “Transition, acquisition and integration costs” adjustments for the years ended December 31, 2015 and 2014 and for the three and six month interim periods ended June 30, 2016 and 2015.

The Company acknowledges the Staff’s comment and respectfully provides the Staff with more detailed descriptions and amounts included in the Company’s adjustments for “Transition, acquisition and integration costs.”

As discussed in Part I, Item 1 – Business of our 2015 Form 10-K, Vantiv is a leading payment processor differentiated by a fully integrated business model as well as an integrated technology platform, both of which contribute to a superior cost structure. We believe our integrated technology platform is a key differentiator

Jennifer Thompson
Securities and Exchange Commission
December 9, 2016

from payment processors that operate on multiple technology platforms, providing us with a significant competitive advantage. Our strategy has been to grow our business by broadening and deepening our distribution channels to grow our merchant and financial institutions client base and enter new geographic markets through strategic partnerships or acquisitions that enhance our distribution channels, client base and service capabilities, all while continuing to leverage our integrated business model and technology platform.

Since becoming a public company, we have completed three strategic acquisitions. In conjunction with our strategy, we have taken a disciplined approach to transition and integrate each of these acquisitions both into our operating model and onto our integrated technology platform. The integrations were not only critical to the investment theses of our acquisitions, but also enabled us to continue to operate with our significant economies of scale as compared to our competitors.

The Company’s adjustments for transition, acquisition and integration costs relate to discrete costs incurred by the Company that are incremental to the operating expenses of our core business and, therefore, not “normal, recurring, cash operating expenses necessary to operate our business on an ongoing basis,” as contemplated in Question 100.01 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. The transparency of differentiating these costs from core operating expenses enables the investment community to see the underlying operating expenses and margins of the Company post-acquisition and pre-completion of each integration. We believe excluding costs related to transition, acquisition and integration in our Non-GAAP adjustments is an effective means of measuring Vantiv’s ongoing business when viewed together with our GAAP results.

Below are detailed descriptions of the Company’s adjustments for transition, acquisition and integration costs as well as a description of each of these costs for the years ended December 31, 2014 and 2015 and the three months and six months ended June 30, 2015 and 2016.

Transition Costs – incremental costs incurred by the Company, outside of normal operating expenses, associated with business or operating model changes, primarily as a result of acquisitions. See below for a description of each of the items in this category:

Third party advisory costs – external spend by the Company for non-technology activities relating to organizational transition, such as operating model redesign and major functional changes, primarily as a result of acquisitions.

Closing of facilities – costs associated with the closure of redundant facilities.

Other – incremental direct costs related to non-technology transition efforts, primarily rebranding.

Acquisition Costs – incremental costs incurred by the Company, outside of normal operating expenses, associated with acquisitions. See below for a description of each of the items in this category:

Acquisition-related costs – advisory costs associated with an acquisition, including legal, accounting, valuation and other professional services.

Costs for pre-existing litigation of the acquired company – external costs to litigate matters of the acquired entity that existed prior to acquisition.

Jennifer Thompson
Securities and Exchange Commission
December 9, 2016

Integration Costs – incremental technology integration costs incurred by the Company, outside of normal operating expenses, associated with integrating an acquired entity. See below for a description of each of the items in this category:

Integration costs – pre 2014 acquisitions and 2014 acquisition – incremental technology costs associated with the migration of merchant processing onto the Company’s integrated processing platform from acquired or third party processing platforms. These costs are primarily third party technology services.

Conversion costs paid to acquired company third party processor – expenses paid to third party processor, above the contractual processing fee, for assistance with the migration of merchants to the Company’s integrated processing platform.

Write-off of duplicate assets – post acquisition write-off of redundant assets.

Personnel Related Costs – severance costs incurred by the Company relating to the elimination of redundant positions as a result of transition and integration activities.

The Company’s description of “other transition activities” relates to the items described in the Transition Costs category above.

The following tables present the detail of the Company’s adjustments for transition, acquisition and integration costs for the years ended December 31, 2014 and 2015 and the three months and six months ended June 30, 2015 and 2016.

Jennifer Thompson
Securities and Exchange Commission
December 9, 2016

Detail of Transition, Acquisition and Integration Costs
Year Ended December 31, 2014 and 2015
($ in thousands)

	Year Ended December 31,
	2014	2015
Transition Costs:
Third party advisory costs	$1,832	$15,155
Closing of facilities	1,620	2,757
Other	457	423
Total Transition Costs	$3,909	$18,335

Acquisition Costs:
Acquisition-related costs	$10,675	$—
Costs for pre-existing litigation of the acquired company	967	2,315
Total Acquisition Costs	$11,642	$2,315

Integration Costs:
Integration costs – pre 2014 acquisitions	$14,769	$—
Integration costs – 2014 acquisition	1,539	17,648
Conversion costs paid to acquired company third party processor	—	6,481
Write-off of duplicate assets	1,578	7,660
Total Integration Costs	$17,886	$31,789

Personnel Related Costs:
Severance	$5,045	$10,144

Total Transition, Acquisition and Integration Costs	$38,482	$62,583

Jennifer Thompson
Securities and Exchange Commission
December 9, 2016

Detail of Transition, Acquisition and Integration Costs
Three Months Ended June 30, 2015 and 2016
($ in thousands)

	Three Months Ended June 30,
	2015	2016
Transition Costs:
Third party advisory costs	$7,679	$1,777
Closing of facilities	593	508
Other	9	—
Total Transition Costs	$8,281	$2,285

Acquisition Costs:
Acquisition-related costs	$—	$—
Costs for pre-existing litigation of the acquired company	237	5,146
Total Acquisition Costs	$237	$5,146

Integration Costs:
Integration costs – pre 2014 acquisitions	$—	$—
Integration costs – 2014 acquisition	4,341	3,528
Conversion costs paid to acquired company third party processor	925	—
Write-off of duplicate assets	7,660	—
Total Integration Costs	$12,926	$3,528

Personnel Related Costs:
Severance	$1,901	$1,449

Total Transition, Acquisition and Integration Costs	$23,345	$12,408

Jennifer Thompson
Securities and Exchange Commission
December 9, 2016

Detail of Transition, Acquisition and Integration Costs
Six Months Ended June 30, 2015 and 2016
($ in thousands)

	Six Months Ended June 30,
	2015	2016
Transition Costs:
Third party advisory costs	$10,976	$2,643
Closing of facilities	593	508
Other	249	1
Total Transition Costs	$11,818	$3,152

Acquisition Costs:
Acquisition-related costs	$—	$—
Costs for pre-existing litigation of the acquired company	408	6,046
Total Acquisition Costs	$408	$6,046

Integration Costs:
Integration costs – pre 2014 acquisitions	$—	$—
Integration costs – 2014 acquisition	7,878	6,158
Conversion costs paid to acquired company third party processor	925	3,025
Write-off of duplicate assets	7,660	—
Total Integration Costs	$16,463	$9,183

Personnel Related Costs:
Severance	$9,330	$1,190

Total Transition, Acquisition and Integration Costs	$38,019	$19,571

* * * * * *

Should you have any questions, please contact the undersigned at (513) 900-5401.

Sincerely yours,

/s/ Christopher Thompson
Christopher Thompson
SVP, Controller and Chief Accounting Officer

cc:	Nelson F. Greene, Esq., Chief Legal and Corporate Services Officer, Vantiv, Inc.
Stephanie L. Ferris, Chief Financial Officer, Vantiv, Inc.